Mail Stop 3030
                                                                 July 23, 2018

     Kevin A. Richardson, II
     Acting Chief Executive Officer
     SANUWAVE Health, Inc.
     3360 Martin Farm Road, Suite 100
     Suwanee, Georgia 30024

            Re:    SANUWAVE Health, Inc.
                   Amendment No. 6 to Registration Statement on Form S-1 Filed July 2, 2018
                   File No. 333-213774

     Dear Mr. Richardson:

            We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

            After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 13, 2018 letter.

     Calculation of Registration Fee

     1. Please tell us how you determined the fee rate for your calculation.

     Prospectus Cover

     2. It appears that you are registering the resale of common stock. If so, please clarify your statement regarding the prospectus relating to the "issuance" of common stock.
 Kevin A. Richardson, II
SANUWAVE Health, Inc.
July 23, 2018
Page 2

Description of Transactions..., page 20

3.     Regarding your response to prior comment 2:

           It is unclear how you determined the amount of shares to deregister on your post-
           effective amendments. Please provide us your analysis demonstrating clearly which shares remained registered for sale after shares were deregistered as a result of a prior post-effective amendment and your reliance on Rule 457(p). Also, please tell us whether you continued to offer or sell the shares that were deregistered as a result of a prior post-effective amendment or your reliance on Rule 457(p), and if you did, what exemption from registration applied to those transactions.

           Please provide us your analysis of how the resales of the shares of common stock referenced in clauses (2) and (3) of the explanatory note in your July 2, 2018 Post-
           Effective Amendment to Form S-1 (file no. 333-208676) were registered in that registration statement at the time it was declared effective.

Series A Warrant Conversion, page 20

4. Please reconcile your disclosure in this section regarding shares underlying preferred stock with the information in the fee table to your registration statement and in exhibit 5.1.

2016 equity offering, page 21

5. Please reconcile the amount of securities offered in your 2016 offering with the amount registered in your registration statement for that offering. For guidance see the Division of Corporation Finance's Securities Act Rules Compliance and Disclosure Interpretations
       240.05 and 240.06 available on the Commission's website.

6. If your offer and sale of the shares to the holders of the warrants you sold in your 2016 equity offering is not registered on a currently effective registration statement, please tell us the exemption from registration available for that warrant exercise transaction.

Where you can find information; Incorporation of certain information by reference; page 68

7. It appears that the Form 8-K you filed on June 29, 2018 should be specifically incorporated by reference into your prospectus. Please revise as appropriate.
 Kevin A. Richardson, II
SANUWAVE Health, Inc.
July 23, 2018
Page 3

       Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any questions.

                                                         Sincerely,

                                                         /s/ Russell Mancuso

                                                         Russell Mancuso
                                                         Branch Chief
                                                         Office of Electronics
and Machinery


cc:    Murray Indick
       Morrison & Foerster LLP